# SEC Schedule 13D/A (Amendment No. 31) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Starz Entertainment Corp., CIK 0000929351
CUSIP: 855919106
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 250 Howe Street, 20th Floor, Vancouver, British Columbia Canada (A1), V6C 3R8
Date of event which requires filing of this statement: 05/06/2025
Filed by CIK 0001277742
Persons authorized to receive notices and communications: Janet Yeung, MHR Fund Management LLC, 40 West 57th Street, Floor 24, New York, New York (NY), 10019, (212) 262-0005

## Reporting persons
- MHR INSTITUTIONAL PARTNERS III LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,678,258; shared voting power 0; sole dispositive power 1,678,258; shared dispositive power 0; aggregate amount beneficially owned 1,678,258 (10% of the class)
- MHR INSTITUTIONAL ADVISORS III LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,678,258; shared voting power 0; sole dispositive power 1,678,258; shared dispositive power 0; aggregate amount beneficially owned 1,678,258 (10% of the class)
- MHR FUND MANAGEMENT LLC (CIK 0001277742): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 2,509,898; shared voting power 0; sole dispositive power 2,509,898; shared dispositive power 0; aggregate amount beneficially owned 2,509,898 (15% of the class)
- MHR HOLDINGS LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 2,509,898; shared voting power 0; sole dispositive power 2,509,898; shared dispositive power 0; aggregate amount beneficially owned 2,509,898 (15% of the class)
- MARK H. RACHESKY, M.D. (CIK 0001194368): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,524,509; shared voting power 0; sole dispositive power 2,524,509; shared dispositive power 0; aggregate amount beneficially owned 2,524,509 (15.1% of the class)
  Comment: This statement on Schedule 13D (this "Statement") amends and supplements, as Amendment No. 31, the Schedule 13D filed on March 18, 2009 (the "Original Schedule 13D"), which was amended on July 13, 2009 by Amendment No. 1 to the Original Schedule 13D ("Amendment No. 1"), on September 17, 2009 by Amendment No. 2 to the Original Schedule 13D ("Amendment No. 2"), on October 26, 2009 by Amendment No. 3 to the Original Schedule 13D ("Amendment No. 3"), on July 21, 2010 by Amendment No. 4 to the Original Schedule 13D ("Amendment No. 4"), on July 30, 2010 by Amendment No. 5 to the Original Schedule 13D ("Amendment No. 5"), on January 10, 2011 by Amendment No. 6 to the Original Schedule 13D ("Amendment No. 6"), on September 1, 2011 by Amendment No. 7 to the Original Schedule 13D ("Amendment No. 7"), on September 8, 2011 by Amendment No. 8 to the Original Schedule 13D ("Amendment No. 8"), on September 15, 2011 by Amendment No. 9 to the Original Schedule 13D ("Amendment No. 9"), on October 17, 2011 by Amendment No. 10 to the Original Schedule 13D ("Amendment No. 10"), on January 19, 2012 by Amendment No. 11 to the Original Schedule 13D ("Amendment No. 11"), on February 6, 2012 by Amendment No. 12 to the Original Schedule 13D ("Amendment No. 12"), on May 14, 2012 by Amendment No. 13 to the Original Schedule 13D ("Amendment No. 13"), on January 10, 2013 by Amendment No. 14 to the Original Schedule 13D ("Amendment No. 14"), on June 3, 2013 by Amendment No. 15 to the Original Schedule 13D ("Amendment No. 15"), on January 30, 2015 by Amendment No. 16 to the Original Schedule 13D ("Amendment No. 16"), on April 9, 2015 by Amendment No. 17 to the Original Schedule 13D ("Amendment No. 17"), on April 30, 2015 by Amendment No. 18 to the Original Schedule 13D ("Amendment No. 18"), on September 4, 2015 by Amendment No. 19 to the Original Schedule 13D ("Amendment No. 19"), on November 13, 2015 by Amendment No. 20 to the Original Schedule 13D ("Amendment No. 20"), on February 5, 2016 by Amendment No. 21 to the Original Schedule 13D ("Amendment No. 21"), on July 1, 2016 by Amendment No. 22 to the Original Schedule 13D ("Amendment No. 22"), on December 9, 2016 by Amendment No. 23 to the Original Schedule 13D ("Amendment No. 23"), on December 21, 2018 by Amendment No. 24 to the Original Schedule 13D ("Amendment No. 24"), on October 3, 2019 by Amendment No. 25 to the Original Schedule 13D ("Amendment No. 25"), on March 17, 2020 by Amendment No. 26 to the Original Schedule 13D ("Amendment No. 26"), on May 6, 2020 by Amendment No. 27 to the Original Schedule 13D ("Amendment No. 27"), on November 21, 2022 by Amendment No. 28 to the Original Schedule 13D ("Amendment No. 28"), on May 13, 2024 by Amendment No. 29 to the Original Schedule 13D ("Amendment No. 29"), and on February 27, 2025 by Amendment No. 30 to the Original Schedule 13D ("Amendment No. 30" and together with Amendment No. 1 through Amendment No. 29 and the Original Schedule 13D, the "Schedule 13D") and relates to Common Shares, no par value per share (the "Common Shares"), of Starz Entertainment Corp., formerly known as Lions Gate Entertainment Corp. (the "Issuer"). Except as otherwise provided, capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 30.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Starz Entertainment Corp.
Address of issuer's principal executive offices: 250 Howe Street, 20th Floor, Vancouver, British Columbia Canada (A1), V6C 3R8
Comment: This Statement relates to common shares without par value (the "Common Shares") of the Issuer, a British Columbia, Canada corporation with principal offices located at 250 Howe Street, 20th Floor, Vancouver, British Columbia V6C 3R8 and 2700 Colorado Avenue, Santa Monica, California 90404.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages set forth below are calculated based on 16,721,810 Common Shares outstanding as of May 6, 2025, as reported to the Reporting Persons by the Issuer.

(a)(i) Master Account may be deemed to be the beneficial owner of 159,013 Common Shares held for its own account (approximately 1.0% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(ii) Capital Partners (100) may be deemed to be the beneficial owner of 20,692 Common Shares held for its own account (approximately 0.1% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(iii) Advisors may be deemed to be the beneficial owner of 179,705 Common Shares (approximately 1.1% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 159,013 Common Shares held for the account of Master Account and (B) 20,692 Common Shares held for the account of Capital Partners (100).

(iv) MHRC may be deemed to be the beneficial owner of 179,705 Common Shares (approximately 1.1% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Common Shares otherwise described in this Item 5(a)(iii) by virtue of MHRC's position as the managing member of Advisors.

(v) Institutional Partners II may be deemed to be the beneficial owner of 97,963 Common Shares held for its own account (approximately 0.6% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(vi) Institutional Partners IIA may be deemed to be the beneficial owner of 246,799 Common Shares held for its own account (approximately 1.5% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(vii) Institutional Advisors II may be deemed to be the beneficial owner of 344,762 Common Shares (approximately 2.1% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 97,963 Common Shares held for the account of Institutional Partners II and (B) 246,799 Common Shares held for the account of Institutional Partners IIA.

(viii) MHRC II may be deemed to be the beneficial owner of 344,762 Common Shares (approximately 2.1% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Common Shares otherwise described in this Item 5(a)(vii) by virtue of MHRC II's position as the managing member of Institutional Advisors II.

(ix) Institutional Partners III may be deemed to be the beneficial owner of 1,678,258 Common Shares held for its own account (approximately 10.0% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(x) Institutional Advisors III may be deemed to be the beneficial owner of 1,678,258 Common Shares (approximately 10.0% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of 1,678,258 Common Shares held for the account of Institutional Partners III.

(xi) Institutional Partners IV may be deemed to be the beneficial owner of 307,173 Common Shares held for its own account (approximately 1.8% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(xii) Institutional Advisors IV may be deemed to be the beneficial owner of 307,173 Common Shares (approximately 1.8% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of 307,173 Common Shares held for the account of Institutional Partners IV.

(xiii) Fund Management may be deemed to be the beneficial owner of 2,509,898 Common Shares (approximately 15.0% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Common Shares otherwise described in this Item 5 by virtue of Fund Management's investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA, Institutional Partners III, and Institutional Partners IV.

(xiv) MHR Holdings may be deemed to be the beneficial owner of 2,509,898 Common Shares (approximately 15.0% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Common Shares otherwise described in this Item 5 by virtue of MHR Holding's position as the managing member of Fund Management and Fund Management's investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA, Institutional Partners III, and Institutional Partners IV.

(xv) Dr. Rachesky may be deemed to be the beneficial owner of 2,524,509 Common Shares (approximately 15.1% of the total number of shares of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (a) all of the Common Shares otherwise described in this Item 5 by virtue of Dr. Rachesky's position as the managing member of each of MHRC, MHRC II, Institutional Advisors III, Institutional Advisors IV and MHR Holdings and (b) 14,611 Common Shares held directly.
Number of shares as to which each person has sole or shared power to vote or dispose:
(b)(i) Master Account may be deemed to have (x) the sole power to direct the disposition of 159,013 Common Shares which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 159,013 Common Shares which may be deemed to be beneficially owned by Master Account as described above.

(ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 20,692 Common Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 20,692 Common Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 179,705 Common Shares which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 179,705 Common Shares which may be deemed to be beneficially owned by Advisors as described above.

(iv) MHRC may be deemed to have (x) the sole power to direct the disposition of 179,705 Common Shares which may be deemed to be beneficially owned by MHRC as described above, and (y) the sole power to direct the voting of 179,705 Common Shares which may be deemed to be beneficially owned by MHRC as described above.

(v) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 97,963 Common Shares which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 97,963 Common Shares which may be deemed to be beneficially owned by Institutional Partners II as described above.

(vi) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 246,799 Common Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 246,799 Common Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above.

(vii) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 344,762 Common Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 344,762 Common Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above.

(viii) MHRC II may be deemed to have (x) the sole power to direct the disposition of 344,762 Common Shares which may be deemed to be beneficially owned by MHRC II as described above, and (y) the sole power to direct the voting of 344,762 Common Shares which may be deemed to be beneficially owned by MHRC II as described above.

(ix) Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 1,678,258 Common Shares which may be deemed to be beneficially owned by Institutional Partners III as described above, and (y) the sole power to direct the voting of 1,678,258 Common Shares which may be deemed to be beneficially owned by Institutional Partners III as described above.

(x) Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 1,678,258 Common Shares which may be deemed to be beneficially owned by Institutional Advisors III as described above, and (y) the sole power to direct the voting of 1,678,258 Common Shares which may be deemed to be beneficially owned by Institutional Advisors III as described above.

(xi) Institutional Partners IV may be deemed to have (x) the sole power to direct the disposition of 307,173 Common Shares which may be deemed to be beneficially owned by Institutional Partners IV as described above, and (y) the sole power to direct the voting of 307,173 Common Shares which may be deemed to be beneficially owned by Institutional Partners IV as described above.

(xii) Institutional Advisors IV may be deemed to have (x) the sole power to direct the disposition of 307,173 Common Shares which may be deemed to be beneficially owned by Institutional Advisors IV as described above, and (y) the sole power to direct the voting of 307,173 Common Shares which may be deemed to be beneficially owned by Institutional Advisors IV as described above.

(xiii) Fund Management may be deemed to have (x) the sole power to direct the disposition of 2,509,898 Common Shares which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 2,509,898 Common Shares which may be deemed to be beneficially owned by Fund Management as described above.

(xiv) MHR Holdings may be deemed to have (x) the sole power to direct the disposition of 2,509,898 Common Shares which may be deemed to be beneficially owned by MHR Holdings as described above, and (y) the sole power to direct the voting of 2,509,898 Common Shares which may be deemed to be beneficially owned by MHR Holdings as described above.

(xv) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of 2,524,509 Common Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 2,524,509 Common Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.
Transactions in the class effected during the past sixty days: Not Applicable.
Other persons with the right to receive dividends or sale proceeds:
(d)(i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Master Account in accordance with their partnership interests in Master Account.

(ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iii) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.

(iv) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

(v) The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.

(v) The partners of Institutional Partners IV, including Institutional Advisors IV, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Institutional Partners IV in accordance with their partnership interests in Institutional Partners IV.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

In connection with the closing of a series of transactions (the "Separation Transactions") that resulted in the separation of the businesses of the STARZ-branded premium subscription platforms from the motion picture and television studio operations of Lions Gate Entertainment Corp., on May 6, 2025, the Issuer, Fund Management and certain of its affiliates, Liberty Global Ventures Limited, a limited company organized under the laws of England and Wales ("Liberty Global") and Liberty Global Ltd., an exempted company limited by shares organized under the laws of Bermuda ("Liberty Parent" and together with Liberty Global, "Liberty"), entered into an investor rights agreement (the "Starz Investor Rights Agreement").

The Starz Investor Rights Agreement provides that (1) for so long as funds affiliated with Fund Management beneficially own at least 10,000,000 Common Shares in the aggregate, the Issuer will include three designees of Fund Management (at least one of whom will be an independent director and will be subject to approval of the Issuer's board) on its slate of director nominees for election at each future annual meeting of the Issuer's shareholders, (2) for so long as funds affiliated with Fund Management beneficially own at least 7,500,000, but less than 10,000,000, Common Shares in the aggregate, the Issuer will include two designees of Fund Management on its slate of director nominees for election at each future annual meeting of the Issuer's shareholders, and (3) for so long as funds affiliated with Fund Management beneficially own at least 5,000,000, but less than 7,500,000, Common Shares in the aggregate, the Issuer will include one designee of Fund Management on its slate of director nominees for election at each future annual meeting of Studios' shareholders. The initial designees of Fund Management are Dr. Mark H. Rachesky, Emily Fine and Joshua W. Sapan (who is designated as an independent director).

Under the Starz Investor Rights Agreement, the Issuer has also agreed to provide Fund Management and Liberty with certain pre-emptive rights on Common Shares of the Issuer (or securities that are convertible or exercisable into or exchangeable for Common Shares) that the Issuer may issue in the future for cash consideration.

In connection with the execution of the Starz Investor Rights Agreement, on May 6, 2025, the Issuer, Fund Management and certain of its affiliated funds, and Liberty entered into a Voting and Standstill Agreement (the "Starz Voting Agreement").

Pursuant to the Starz Voting Agreement, Fund Management and Liberty have agreed that for so long as any of them have the right to nominate at least one representative to the Issuer's board, each of them will vote any Common Shares owned by them and their respective controlled affiliates in favor of each of the other's respective director nominees, subject to certain exceptions set forth in the Starz Voting Agreement.

In connection with the closing of the Separation Transactions, on May 6, 2025, the Issuer, and certain affiliates of Fund Management entered into a registration rights agreement (the "Starz Registration Rights Agreement").

The Starz Registration Rights Agreement provides that the affiliated funds of Fund Management are entitled to two demand registration rights to request that the Issuer register all or a portion of their Common Shares. In addition, in the event that the Issuer proposes to register any of the Issuer's equity securities or securities convertible into or exchangeable for Starz equity securities, either for its own account or for the account of other security holders, the applicable affiliates of Fund Management will be entitled to certain "piggyback" registration rights allowing them to include their shares in such registration, subject to customary limitations. As a result, whenever the Issuer proposes to file a registration statement under the Securities Act, other than with respect to a registration statement on Forms S-4 or S-8 or certain other exceptions, the applicable affiliates of Fund Management will be entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

The registration rights described above of the applicable affiliates of Fund Management will terminate on the first anniversary of the date that they both (i) beneficially owns less than 1,672,181 Common Shares (which amount represents approximately 10% of the Common Shares outstanding as of May 7, 2025), subject to equitable adjustment and (ii) ceases to have a designated representative on the Issuer's board.

The foregoing descriptions of the Starz Investor Rights Agreement, the Starz Voting Agreement, and the Starz Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached hereto as Exhibit 99.1 through Exhibit 99.3 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description
99.1 Starz Investor Rights Agreement, by and among Fund Management, the Issuer and the other parties thereto (incorporated by reference to Exhibit 10.13 to the Form 8-K filed on May 7, 2025).
99.2 Starz Voting Agreement, by and among Fund Management, the Issuer and the other parties thereto (incorporated by reference to Exhibit 10.9 to the Form 8-K filed on May 7, 2025).
99.3 Starz Registration Rights Agreement, by and among Fund Management, the Issuer and the other parties thereto (incorporated by reference to Exhibit 10.10 to the Form 8-K filed on May 7, 2025).

## Signatures
- MHR INSTITUTIONAL PARTNERS III LP: /s/ Janet Yeung, Authorized Signatory (05/08/2025)
- MHR INSTITUTIONAL ADVISORS III LLC: /s/ Janet Yeung, Authorized Signatory (05/08/2025)
- MHR FUND MANAGEMENT LLC: /s/ Janet Yeung, Authorized Signatory (05/08/2025)
- MHR HOLDINGS LLC: /s/ Janet Yeung, Authorized Signatory (05/08/2025)
- MARK H. RACHESKY, M.D.: /s/ Janet Yeung, Attorney-in-Fact (05/08/2025)